Exhibit 99.1

Execution Copy

FOURTH AMENDING AGREEMENT TO THE INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 20th day of August, 2021,

AMONG:

PERPETUA RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the "Corporation")

– and –

BARRICK GOLD CORPORATION, a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the "Investor")

WHEREAS the Corporation was formerly named Midas Gold Corp.;

AND WHEREAS the Corporation and the Investor are party to an investor rights agreement dated May 16, 2018, as amended by the first amending agreement to the investor rights agreement dated March 24, 2019, the second amending agreement to the investor rights agreement dated May 15, 2019 and the third amending agreement to the investor rights agreement dated May 24, 2019 (together, the "IR Agreement");

AND WHEREAS the Corporation has agreed to extend the Investor's rights to make a Request for a Demand Registration and to deliver a Piggyback Registration Notice for a period of 15 months from August 17, 2021 (being the date on which the Investor ceased to hold at least 10% of the issued and outstanding Common Shares);

AND WHEREAS the Investor has agreed not to exercise any Request for a Demand Registration until after November 16, 2021;

AND WHEREAS in furtherance of the foregoing, the Parties have agreed to amend the IR Agreement as provided for in this fourth amending agreement to the investor rights agreement and acknowledge and agree that the IR Agreement remains in force (the "Fourth Amending Agreement");

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
General

1.1	Definitions

In this Fourth Amending Agreement unless otherwise defined herein, or the context otherwise requires, all capitalized terms have the respective meanings ascribed thereto in the IR Agreement.

1.2	Interpretation

This Fourth Amending Agreement amends the IR Agreement and shall be read in conjunction therewith. In the event of any conflict or inconsistency between the IR Agreement and this Fourth Amending Agreement, the provisions of this Fourth Amending Agreement shall prevail. All references in this Fourth Amending Agreement to Sections, unless otherwise expressly provided herein, are references to Sections of the IR Agreement. All references in this Fourth Amending Agreement to the "Agreement" are references to the IR Agreement, as amended by this Fourth Amending Agreement.

ARTICLE 2
amendments to the IR Agreement

2.1	Section 1.1

Section 1.1 of the IR Agreement is amended by inserting the following defined terms in the appropriate alphabetical order in such section:

""Early Expiry Date" means the date on which the Investor cease to hold at least 10% of the issued and outstanding Common Shares;"; and

""Termination Date" has the meaning set forth in Section 9.1;".

2.2	Section 7.1

Section 7.1(a) of the IR Agreement is amended by deleting the first sentence of such section and replacing it with the following:

"At any time after November 16, 2021 but prior to the Termination Date, the Investor may require the Corporation to file a Prospectus and take such other steps as may be necessary to facilitate a Distribution in Canada of all or any portion of the Registrable Securities held by the Investor (the "Demand Registration").".

The balance of section 7.1 of the IR Agreement remains in full force and effect, unamended by this Fourth Amending Agreement.

2.3	Section 9.1

Section 9.1 of the IR Agreement is amended by deleting such section and replacing it with the following:

"Subject to the last sentence of this Section 9.1, this Agreement shall terminate and all rights and obligations of the Parties hereunder shall cease without any action on the part of either Party upon the date that is 15 months following the Early Expiry Date (the "Termination Date"). Notwithstanding the foregoing, following the Early Expiry Date all of the rights and obligations of the Parties pursuant to this Agreement will cease and terminate other than the provisions contained in Article 1, Article 2, Section 6.1, Article 7, Article 9 and Schedule B, which provisions shall survive the Early Expiry Date and continue in full force and effect until the Termination Date. Notwithstanding the foregoing, if a Request has been delivered by the Investor in connection with a Demand Registration pursuant to Section 7.1 or a Piggyback Registration Notice has been delivered by the Investor pursuant to Section 7.2, and the relevant Distribution has not been completed by the Corporation as of the Termination Date, the Termination Date shall be automatically extended without any further action by either Party until the closing of the Distribution in respect of such Demand Registration or Piggyback Registration, as applicable.".

ARTICLE 3
MISCELLANEOUS

3.1	Confirmation of IR Agreement

The IR Agreement, as amended by this Fourth Amending Agreement, is hereby confirmed in all respects and continues in full force and effect, with time remaining of the essence.

3.2	Counterparts

This Fourth Amending Agreement may be executed in any number of counterparts (whether by fax or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the parties have executed this Agreement.

PERPETUA RESOURCES corp.

by	"Laurel Sayer"
Name: Laurel Sayer
Title: President and CEO

Signature Page – Fourth Amending Agreement

BARRICK GOLD CORPORATION

by	"Kevin Thomson"
	Name:	Kevin Thomson
	Title:	Senior Executive Vice-President, Strategic Matters

"Dana Stringer"
Name:	Dana Stringer
Title:	Vice-President, Corporate Secretary and Associate General Counsel

Signature Page – Fourth Amending Agreement